Mail Stop 3561

August 31, 2007

By Facsimile and U.S. Mail

Ms. Marcy Syms
President and Chief Executive Officer
Syms Corp
One Syms Way
Secaucus, New Jersey   07094

> **Re: Syms Corp**
> **Form 10-K for the Fiscal Year Ended March 3, 2007**
> **Filed April 27, 2007**
>
> **Form 10-Q for the Fiscal Quarter Ended June 2, 2007**
> **Filed July 2, 2007**
> **File No. 1-8546**

Dear Ms. Syms:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief